DRONEDEK Corporation

(a Delaware corporation)

Financial Statements (Unaudited)

For the inception period of April 30, 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

June 11, 2020

To: Board of Directors, DRONEDEK Corporation

Re: 2020 (inception) Financial Statement Review

We have reviewed the accompanying financial statements of DRONEDEK Corporation (the "Company"), which comprise the balance sheet as of April 30, 2020 (inception), and the related statements of income, owners' equity/deficit and cash flows for the single-day period thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,


IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

DRONEDEK Corporation
BALANCE SHEETS
As of April 30, 2020
See Accountant's Review Report and Notes to the Financial Statements
(UNAUDITED)

	April 30, 2020
TOTAL ASSETS	
Current Assets	
Cash and cash equivalents	$ 0
Total Current Assets	0
Non-Current Assets	
None	0
TOTAL ASSETS	**$ 0**
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities	
Current Liabilities	
Accounts payable	$ 4,000
Total Current Liabilities	4,000
Non-Current Liabilities	
None	0
TOTAL LIABILITIES	**4,000**
Shareholders' Equity	
Common stock (100,000,000 shares authorized, 61,000,000 shares issued and outstanding)	0
Accumulated deficit	(4,000)
TOTAL SHAREHOLDERS' EQUITY	**(4,000)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 0**

DRONEDEK Corporation
STATEMENT OF OPERATIONS
For the period of April 30, 2020 (inception) through April 30, 2020
See Accountant's Review Report and Notes to the Financial Statements
(UNAUDITED)

	April 30, 2020
Revenues, net	$ 0
Operating Expenses:	
General and administrative	4,000
Research and development	0
Sales and marketing	0
Total Operating Expenses	4,000
Other Income/(Loss):	
None	0
Net Income (Loss)	$ (4,000)
Earnings per share, basic	$(0.00)
Earnings per share, diluted	$(0.00)

DRONEDEK Corporation
STATEMENT OF OWNERS' CAPITAL
For the period of April 30, 2020 (inception) through April 30, 2020
See Accountant's Review Report and Notes to the Financial Statements
(UNAUDITED)

	Common Stock		Accumulated Equity (Deficit)	Total Shareholders' Capital (Deficit)
	# Shares	Amount		
Beginning balance as of April 30, 2020	0	$ 0	$ 0	$ 0
Initial share issuances to founders	61,000,000	0		0
Net loss			(4,000)	(4,000)
Ending balance as of April 30, 2020	**61,000,000**	**0**	**(4,000)**	**(4,000)**

DRONEDEK Corporation
STATEMENT OF CASHFLOW
For the period of April 30, 2020 (inception) through April 30, 2020
See Accountant's Review Report and Notes to the Financial Statements
(UNAUDITED)

	April 30, 2020
Cash Flows From Operating Activities	
Net income (Loss)	(4,000)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Increase (Decrease) in accounts payable	4,000
Net Cash Used In Operating Activities	0
Cash Flows From Investing Activities	
None	0
Net Cash Used In Investing Activities	0
Cash Flows From Financing Activities	
None	0
Net Cash Provided By Financing Activities	0
Net Change In Cash	0
Cash at Beginning of Period	0
Cash at End of Period	0

DRONEDEK Corporation
NOTES TO THE FINANCIAL STATEMENTS
For the period of April 30, 2020 (inception) through April 30, 2020
See Accountant's Review Report
(UNAUDITED)

NOTE 1 - NATURE OF OPERATIONS

DRONEDEK Corporation ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is headquartered in Indiana. The Company provides a smart, safe, secure receptacle mailbox product that utilizes the first utility patent issued for secured drone package receiving, delivery and storage. The smart mailbox is for receiving or sending food, medicine, groceries or parcels. It is a secure porch, roof, window, house, or building mounted box and may be secured to an existing edifice or mailbox post.

Since inception, the Company has little financial activity with funding being provided from the founder to cover costs. As of April 30, 2020, the Company has no working capital and could incur losses prior to generating additional positive working capital from operations. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign, capital contributions from founders and funds from revenue producing activities if any. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included. The Company has adopted December 31 as its year end for accounting purposes. These financials statements present the available period since inception.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste including the economic impacts from the COVID-19 pandemic. These adverse conditions could affect the Company's financial condition and the results of its operations. As of April 30, 2020, the Company is operating as a going concern. See Notes 1 and 7 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of April 30, 2020, the Company had not yet established, but was in the process of opening a JPMorgan Chase, commercial bank account.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced any significant write-downs in its accounts receivable balances. As of April 30, 2020, the Company had no accounts receivable.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment
Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of April 30, 2020 the Company had not acquired any fixed assets.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.

- Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.
- Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on

derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of inception. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company has not yet recognized any revenue.

Shipping and Handling
Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as revenues.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Earnings/loss per share
The Company presents earnings and loss per share data by calculating the quotient of earnings/(loss) ($4,000 net loss) and loss divided by the number of common shares outstanding (61,000,000 common shares as of April 30, 2020) as required by ASC 260-10-50. As of April 30, 2020, there were no dilutive securities outstanding. The basic and dilutive earnings or loss per share data are provided in the Statement of Operations.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
The Company is not currently involved in or aware of threats of any litigation.

NOTE 5 – COMMON STOCK

Legal Matters
The Company has authorized 100,000,000 shares of common stock. The Company has a single class of common stock as of April 30, 2020.

NOTE 6 – RELATED PARTY TRANSACTIONS

Related-Party Licensing Agreement
As described in Note 7 below, the Company, subsequent to the balance sheet date, entered into a licensing agreement with the founder.

Because this is a related-party transaction, there is no guarantee that the terms of the license are arm's-length or are terms that would otherwise be commercially available.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company recently began operation as of April 30, 2020. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8), capital contributions from investors and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company anticipates offering (the "Crowdfunded Offering") common stock for up to $1,070,000 in a securities offering to be considered exempt from registration under Regulation CF. The Crowdfunded Offering is anticipated to be made through one of the several FINRA-approved Regulation CF funding portals (the "Intermediary"). The Intermediary will be entitled to receive customary cash and securities consideration for services rendered in the Crowdfunded Offering.

Exclusive Technology Licensing Agreement
The Company anticipates reaching an agreement to license necessary technology from one of the founders in the near future.

Although not yet executed, the anticipated terms of the license agreement provide that the Company will have a worldwide, exclusive, renewable, non-revocable license to utilize the licensor's relevant patent(s) in the further development of the Company's business.

During the period of the license agreement, the Company is obligated to pay all future costs for development and defense of the licensed technology. Starting June 1, 2020, the Company shall pay to the licensor $25 per product sold by the Company with a minimum license payment of $10,000 per month. As discussed in Note 6, this is a related-party transaction.

Loan Investment Agreement
At the end of May 2020, the Company executed a $200,000,000 loan agreement with Bashar Investments WLL, a Bahrain-based investment fund. The loan agreement is for an initial minimum of 7 years and carries a 3.5 percent per annum interest rate while outstanding and provides for a one-year grace period before accrued interest becomes due. The agreement shall be renewed by tacit consent each time for a period of two years, until terminated by either party with six months advance notice. The closing on the agreement is contingent upon the company procuring a UAE Central Bank Certified Surety Bond from a Dubai based Surety Company to stand as collateral for the loan, which the company is actively pursuing.

Management's Evaluation
Management has evaluated subsequent events through June 11, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.